

FOR IMMEDIATE RELEASE
Date:      January 18, 2007
Contact:  Donald F. Holt, EVP/CFO
(717) 920-5801, Fax (717) 920-1683

## COMMUNITY REPORTS 2006 RESULTS

Harrisburg, PA-, Community Banks, Inc. ("Community") (Listed on NASDAQ: CMTY) today reported annual operating results for 2006, including net income of $41 million and earnings per share of $1.72. Results for the year improved dramatically from 2005 when net income and earnings per share were approximately $26 million and $1.35, respectively. Performance in 2005 had been adversely affected by $8.2 million in pre-tax merger, conversion, and restructuring expenses that had been recorded prior to the consummation of its 2005 mid-year merger with Blue Ball Bank. On July 1, 2005, Community completed the acquisition of its Blue Ball affiliate, the largest merger in its history. Results for year ended December 31, 2006 reflected the first full year of operations of the combined banks, as Blue Ball's operating activities from the first six months of 2005 were excluded from combined results in that year. The addition of Blue Ball has helped to facilitate Community's transformation to a strategically important franchise in the Mid-Atlantic region.

During the third quarter of 2006, Community announced two pending mergers with future banking partners when it revealed its plans to acquire BUCS Financial Corp. and East Prospect State Bank. These two combinations are expected to be completed in the second quarter of 2007 and will provide an important market extension into the desirable, adjacent Central Maryland region and will bolster Community's position in the vibrant York County, Pennsylvania, market.

At the end of 2006, Community's operating footprint boasted assets of $3.5 billion and 74 banking offices that extend throughout the center of Pennsylvania from the Pocono region to just over the Maryland border. Blue Ball operates as a separate division in the attractive Lancaster, Berks and Chester county markets of south-central Pennsylvania. Community Banks, Inc. is the 8th largest financial services holding company headquartered in Pennsylvania and the largest financial institution headquartered in its capital city of Harrisburg. The pending mergers will add 5 offices and $250 million in assets upon completion.

Net income and earnings per share for the 4th quarter of 2006 were $9.4 million and $0.40, respectively, and reflected an 11% decline in earnings per share from the comparable quarter of 2005. Just a month ago, Community communicated concern over the prolonged period of flat interest rates and the challenges it continues to present for the banking industry. For the last six months, interest rates were characterized by an even more abnormal "inverted" position, wherein benchmark two-year rates were higher than ten-year rates. During the 4th quarter of 2006, the bank announced plans that call for a reorganization of Community's internal management structure and a "fine-tuning" of its office delivery network, each of which was designed to help offset the adverse impact of these peculiar interest rate trends. Financial benefits of these changes are expected to occur throughout 2007 and will offset some of the negative trends associated with the interest rate anomalies.

"Although we are proud of our financial results in 2006, the lingering presence of a flat or inverted yield curve constrained the level of revenue growth that we had hoped to achieve in the fourth quarter. At the same time, our operating expenses came in higher than we would have liked," commented Eddie L. Dunklebarger, President and CEO of Community. "We believe that these short-term trends are manageable and remain confident that we can align our expense structure with our revenue levels during 2007. Unfortunately, substantial increases in top line banking revenues remain problematic for our industry until these yield curve trends begin to reverse."

Expenses in the fourth quarter included approximately $500,000 of expenses attributed to fourth quarter marketing initiatives and normal year-end accrual adjustments. These adjustments calibrated annual performance incentives and annual contributions for employee benefit plans to final year-end operating results. A significant portion of these expenses were discretionary in nature and can be expected to be normalized as a part of the "fine-tuning" of the expense structure in 2007. Fourth quarter comparisons of both non-interest income, which grew 13% (exclusive of security gains), and operating expenses, which grew 11%, were influenced by the second quarter acquisition of an additional insurance agency and the third quarter merger of acquired trust activities.

Both loans and deposits reflected quarterly increases from the year ago period, at 7% and 10%, respectively. Unfortunately, the yields on loans and other earning assets increased at a much slower pace than the cost of funding. Funding costs were influenced by both a lack of growth in lower-cost core funding (checking, NOW, Money Market, and Savings accounts) and consumer preferences for short-term certificates of deposits. Rate offerings on short-term certificates of deposit were far more sensitive to Fed-induced increases in interest rates for deposits with maturities of less than two years, increasing both consumer preference and Community's reliance on this funding source.

Fourth quarter net charge-offs of problem loans of over $1 million exceeded the fourth quarter loan loss provision of $650,000. On an annual basis, however, the provision of $2.1 million was well ahead of the $1.4 million in net charge-offs for the entire year. Non-performing assets to total assets remained nearly constant at 0.31% and other asset quality metrics remained stable.

Many of the traditional metrics used to evaluate a company's performance in a post-merger environment have undergone change due to the usage of the purchase accounting method now required under authoritative accounting guidance. Operating return on tangible assets and tangible equity have become relevant measures of shareholder return for companies that have experienced substantial merger activity. Community has provided an extensive reconcilement of "GAAP" to "non-GAAP" presentations to this release to assist investors in their understanding of the effect of acquisition activity on reported results. Such information is not presented as a substitute for traditional GAAP measurements, but is provided as a supplemental enhancement to improve comparability and investor understanding.

This press release contains "forward looking" information as defined by the Private Securities Litigation Reform Act of 1995, which is based on Community's current expectations, estimates and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events, or otherwise.

## COMMUNITY BANKS, INC.

### Selected Financial Information
### (Dollars in thousands, except per share data) [1]

| | Three Months Ended December 31, | | Year Ended December 31, | |
|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** |
| *Consolidated summary of operations:* | | | | |
| Interest income | $ 51,364 | $ 45,242 | $197,634 | $142,293 |
| Interest expense | 25,273 | 18,593 | 90,734 | 59,648 |
| Net interest income | 26,091 | 26,649 | 106,900 | 82,645 |
| Provision for loan losses | 650 | 600 | 2,050 | 2,300 |
| Net interest income after provision for loan losses | 25,441 | 26,049 | 104,850 | 80,345 |
| Non-interest income: | | | | |
| Investment management and trust services | 1,325 | 951 | 4,394 | 2,692 |
| Service charges on deposit accounts | 3,084 | 2,793 | 11,507 | 9,413 |
| Other service charges, commissions, and fees | 1,852 | 1,689 | 7,272 | 5,452 |
| Investment security gains | 415 | 12 | 732 | 259 |
| Insurance premium income and commissions | 1,022 | 743 | 4,120 | 3,350 |
| Mortgage banking activities | 591 | 631 | 2,172 | 2,354 |
| Earnings on investment in life insurance | 715 | 650 | 2,725 | 2,063 |
| Other | 196 | 294 | 2,045 | 854 |
| Total non-interest income | 9,200 | 7,763 | 34,967 | 26,437 |
| Non-interest expenses: | | | | |
| Salaries and employee benefits | 12,154 | 10,461 | 46,434 | 36,998 |
| Net occupancy and equipment | 3,767 | 3,567 | 14,117 | 11,355 |
| Merger, conversion and restructuring expenses | --- | --- | --- | 8,205 |
| Marketing expense | 558 | 597 | 1,752 | 2,036 |
| Telecommunications expense | 584 | 489 | 2,243 | 1,359 |
| Amortization of intangibles | 624 | 696 | 2,639 | 1,424 |
| Other | 4,795 | 4,370 | 17,700 | 13,692 |
| Total non-interest expenses | 22,482 | 20,180 | 84,885 | 75,069 |
| Income before income taxes | 12,159 | 13,632 | 54,932 | 31,713 |
| Income taxes | 2,759 | 2,671 | 13,901 | 6,072 |
| Net income | $ 9,400 | $ 10,961 | $ 41,031 | $ 25,641 |
| Net loan charge-offs | $ 1,058 | $ 408 | $ 1,389 | $ 824 |
| Net interest margin (FTE) | 3.71% | 3.96% | 3.88% | 3.76% |
| Efficiency ratio [2] | 60.97% | 55.56% | 57.33% | 57.51% |
| Return on average assets | 1.08% | 1.31% | 1.21% | 0.96% |
| Return on average stockholders' equity | 7.74% | 9.14% | 8.63% | 8.04% |
| **Net operating (tangible) income** [3] | **$ 9,806** | **$ 11,525** | **$ 42,746** | **$ 32,127** |
| **Operating return on average tangible assets** [3][4] | **1.22%** | **1.50%** | **1.36%** | **1.27%** |
| **Operating return on average tangible equity** [3][4] | **17.37%** | **20.83%** | **19.57%** | **17.09%** |
| *Consolidated per share data:* | | | | |
| Basic earnings per share | $ 0.40 | $ 0.45 | $ 1.74 | $ 1.38 |
| Diluted earnings per share | $ 0.40 | $ 0.45 | $ 1.72 | $ 1.35 |
| Book value at end of period | $ 20.67 | $ 19.81 | $ 20.67 | $ 19.81 |
| **Tangible book value at end of period** [4] | **$ 9.71** | **$ 9.12** | **$ 9.71** | **$ 9.12** |

# COMMUNITY BANKS, INC.

## Selected Financial Information
### (Dollars in thousands, except per share data) [1]

*Consolidated balance sheet data:*

| | Three Months Ended December 31, | | Year Ended December 31, | |
| --- | --- | --- | --- | --- |
| | 2006 | 2005 | 2006 | 2005 |
| Average total loans | $ 2,353,774 | $ 2,202,771 | $ 2,324,218 | $ 1,715,005 |
| Average earning assets | 3,001,145 | 2,865,537 | 2,955,043 | 2,388,431 |
| Average assets | 3,452,095 | 3,313,950 | 3,403,421 | 2,668,605 |
| **Average tangible assets** [4] | **3,192,722** | **3,056,153** | **3,144,400** | **2,536,957** |
| Average deposits | 2,497,166 | 2,262,752 | 2,405,192 | 1,807,231 |
| Average stockholders' equity | 481,734 | 475,514 | 475,710 | 318,768 |
| **Average tangible equity** [4] | **224,013** | **219,459** | **218,434** | **187,982** |
| Average diluted shares outstanding | 23,727,769 | 24,421,499 | 23,918,486 | 18,975,425 |

| | December 31, 2006 | December 31, 2005 | 12/31/2006 vs. 12/31/2005 % Change |
| --- | --- | --- | --- |
| Assets | $ 3,496,370 | $ 3,332,430 | 5% |
| Total loans | 2,370,889 | 2,237,065 | 6% |
| Deposits | 2,513,182 | 2,294,367 | 10% |
| Stockholders' equity | 486,161 | 476,673 | 2% |
| Common shares outstanding | 23,519,041 | 24,060,530 | (2)% |
| | | | |
| Non-accrual loans | $ 10,662 | $ 9,060 | 18% |
| Foreclosed real estate | 37 | 1,447 | (97)% |
| Total non-performing assets | 10,699 | 10,507 | 2% |
| Accruing loans 90 days past due | 659 | 22 | n/a |
| | | | |
| Total risk elements | $ 11,358 | $ 10,529 | 8% |
| | | | |
| Allowance for loan losses | $ 23,626 | $ 22,965 | 3% |

*Asset quality ratios:*

| | | |
| --- | --- | --- |
| Allowance for loan losses to total loans | 1.00% | 1.03% |
| Allowance for loan losses to non-accrual loans | 222% | 253% |
| Non-accrual loans to total loans | 0.45% | 0.41% |
| Non-performing assets to total assets | 0.31% | 0.32% |

[1] Per share data reflect stock splits and stock dividends.

[2] The efficiency ratio does not include net securities transactions.

[3] Net operating (tangible) income excludes amortization of core deposit and other intangible assets, net of applicable income tax effects. A reconciliation of net income and net operating (tangible) income appears on page 5.

[4] The difference between total assets and total tangible assets, and stockholders' equity and tangible stockholders' equity, represents goodwill and core deposit and other intangibles net of applicable deferred tax balances. A reconciliation of these balances appears on page 5.

# COMMUNITY BANKS, INC.

## Selected Financial Information
### (Dollars in thousands, except per share data)

*Reconciliation of GAAP to Non-GAAP Measures [1]:*

| | Three Months Ended December 31, | | Year Ended December 31, | |
| --- | --- | --- | --- | --- |
| | 2006 | 2005 | 2006 | 2005 |
| **Income statement data:** | | | | |
| **Net income** | | | | |
| Net income (loss) | $ 9,400 | $ 10,961 | $ 41,031 | $ 25,641 |
| Amortization of core deposit and other intangible assets [1] | 406 | 564 | 1,715 | 1,153 |
| Merger, conversion and restructuring expenses [1] | --- | --- | --- | 5,333 |
| Net operating (tangible) income | $ 9,806 | $ 11,525 | $ 42,746 | $ 32,127 |
| | | | | |
| **Balance sheet data:** | | | | |
| **Average assets** | | | | |
| Average assets | $ 3,452,095 | $ 3,313,950 | $ 3,403,421 | $ 2,668,605 |
| Goodwill | (246,287) | (243,203) | (245,652) | (123,412) |
| Core deposit and other intangible assets | (13,086) | (14,594) | (13,369) | (8,236) |
| Average tangible assets | $ 3,192,722 | $ 3,056,153 | $ 3,144,400 | $ 2,536,957 |
| | | | | |
| **Operating return on average tangible assets** | 1.22% | 1.50% | 1.36% | 1.27% |
| | | | | |
| **Average equity** | | | | |
| Average equity | $ 481,734 | $ 475,514 | $ 475,710 | $ 318,768 |
| Goodwill | (246,287) | (243,203) | (245,652) | (123,412) |
| Core deposit and other intangible assets | (13,086) | (14,594) | (13,368) | (8,236) |
| Deferred taxes | 1,652 | 1,742 | 1,744 | 862 |
| Average tangible equity | $ 224,013 | $ 219,459 | $ 218,434 | $ 187,982 |
| | | | | |
| **Operating return on average tangible equity** | 17.37% | 20.83% | 19.57% | 17.09% |
| | | | | |
| **At end of quarter:** | | | | |
| **Total assets** | | | | |
| Total assets | $ 3,496,370 | $ 3,332,430 | $ 3,496,370 | $ 3,332,430 |
| Goodwill | (246,383) | (244,827) | (246,383) | (244,827) |
| Core deposit and other intangible assets | (13,023) | (14,253) | (13,023) | (14,253) |
| Total tangible assets | $ 3,236,964 | $ 3,073,350 | $ 3,236,964 | $ 3,073,350 |
| | | | | |
| **Total equity** | | | | |
| Total equity | $ 486,161 | $ 476,673 | $ 486,161 | $ 476,673 |
| Goodwill | (246,383) | (244,827) | (246,383) | (244,827) |
| Core deposit and other intangible assets | (13,023) | (14,253) | (13,023) | (14,253) |
| Deferred taxes | 1,591 | 1,734 | 1,591 | 1,734 |
| Total tangible equity | $ 228,346 | $ 219,327 | $ 228,346 | $ 219,327 |
| | | | | |
| **Tangible book value at end of period** | $ 9.71 | $ 9.12 | $ 9.71 | $ 9.12 |

[1] Net of related tax effect

# COMMUNITY BANKS, INC. & SUBSIDIARIES

## Fiscal Insight – DECEMBER 31, 2006

### KEY RATIOS [1]

|  | 2006 | | | | | 2005 | |
|  |  | Fourth | Third | Second | First |  | Fourth |
|  | Annual | Quarter | Quarter | Quarter | Quarter | Annual | Quarter |
|---|---|---|---|---|---|---|---|
| Diluted earnings per share | $ 1.72 | $ 0.40 | $ 0.45 | $ 0.44 | $ 0.44 | $ 1.35 | $ 0.45 |
| **Tangible operating earnings per share** [1] | **$ 1.79** | **$ 0.41** | **$ 0.46** | **$ 0.46** | **$ 0.45** | **$ 1.69** | **$ 0.47** |
| Return on average assets | 1.21% | 1.08% | 1.24% | 1.24% | 1.27% | 0.96% | 1.31% |
| Return on average equity | 8.63% | 7.74% | 8.88% | 8.95% | 8.96% | 8.04% | 9.14% |
| **Operating return on average tangible assets** [2] | **1.36%** | **1.22%** | **1.39%** | **1.40%** | **1.43%** | **1.27%** | **1.50%** |
| **Operating return on average tangible equity** [2] | **19.57%** | **17.37%** | **20.31%** | **20.59%** | **20.12%** | **17.09%** | **20.83%** |
| Net interest margin | 3.88% | 3.71% | 3.90% | 3.94% | 3.98% | 3.76% | 3.96% |
| Non-interest income/revenues (FTE excluding security gains) | 22.99% | 23.83% | 23.40% | 22.76% | 21.93% | 22.57% | 21.34% |
| Provision for loan losses/average loans (annualized) | 0.09% | 0.11% | 0.04% | 0.11% | 0.09% | 0.13% | 0.11% |
| Efficiency ratio [4] | 57.33% | 60.97% | 56.25% | 56.18% | 55.96% | 57.51% | 55.56% |
| Non-performing assets to period-end loans |  | 0.45% | 0.50% | 0.50% | 0.52% |  | 0.47% |
| 90 day past due loans to period-end loans |  | 0.03% | 0.03% | 0.03% | 0.00% |  | 0.00% |
| Total risk elements to period-end loans |  | 0.48% | 0.53% | 0.53% | 0.52% |  | 0.47% |
| Allowance for loan losses to loans | 1.00% | 1.00% | 1.02% | 1.01% | 1.02% | 1.03% | 1.03% |
| Allowance for loan losses to non-accrual loans | 222% | 222% | 207% | 207% | 231% | 253% | 253% |
| Net charge-offs/average loans (annualized) | 0.06% | 0.18% | 0.00% | 0.03% | 0.03% | 0.05% | 0.07% |
| Equity to assets | 13.90% | 13.90% | 13.98% | 13.76% | 13.90% | 14.30% | 14.30% |
| **Tangible equity to assets** [3] | **7.05%** | **7.05%** | **6.99%** | **6.68%** | **6.93%** | **7.14%** | **7.14%** |

[1] Per share data reflect stock splits and stock dividends.

[2] Net tangible operating income excludes amortization of core deposit and other intangible assets, and merger, conversion and restructuring expenses, net of applicable income tax effects. A reconciliation of net income and net tangible operating income appears on page 19.

[3] The difference between total assets and total tangible assets, and stockholders' equity and tangible stockholders' equity, represents goodwill and core deposit and other intangibles net of applicable deferred tax balances. A reconciliation of these balances appears on page 19.

[4] The efficiency ratio does not include merger, conversion and restructuring expenses or net securities transactions.

# COMMUNITY BANKS, INC. & SUBSIDIARIES

## Fiscal Insight - DECEMBER 31, 2006

### PER SHARE STATISTICS  *

Diluted Earnings (Loss) per Share

|  | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Total |
|---|---|---|---|---|---|
| 2006 | $ 0.40 | $ 0.45 | $ 0.44 | $ 0.44 | $ 1.72 |
| 2005 | $ 0.45 | $ 0.42 | $ (0.09) | $ 0.42 | $ 1.35 |
| 2004 | $ 0.42 | $ 0.43 | $ 0.41 | $ 0.39 | $ 1.65 |

Average Diluted Shares Outstanding

| (in thousands) | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Average for Year |
|---|---|---|---|---|---|
| 2006 | 23,728 | 23,663 | 23,858 | 24,212 | 23,918 |
| 2005 | 24,421 | 24,750 | 13,240 | 13,192 | 18,975 |
| 2004 | 13,180 | 13,134 | 13,216 | 13,286 | 13,204 |

Book Value per Share

|  | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
|---|---|---|---|---|
| 2006 | $ 20.67 | $ 20.43 | $ 19.86 | $ 19.96 |
| 2005 | $ 19.81 | $ 19.83 | $ 11.82 | $ 11.74 |
| 2004 | $ 11.86 | $ 11.68 | $ 10.62 | $ 11.68 |

**Tangible Book Value per Share**

|  | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
|---|---|---|---|---|
| **2006** | **$ 9.71** | **$ 9.45** | **$ 8.91** | **$ 9.19** |
| **2005** | **$ 9.12** | **$ 9.26** | **$ 11.43** | **$ 11.35** |
| **2004** | **$ 11.46** | **$ 11.28** | **$ 10.23** | **$ 11.31** |

 * Per share data reflect stock splits and stock dividends

# COMMUNITY BANKS, INC. & SUBSIDIARIES

## Fiscal Insight – DECEMBER 31, 2006

### QUARTER END INFORMATION

| (dollars in thousands) | 2006 | | | | 2005 |
| --- | --- | --- | --- | --- | --- |
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter |
| Total loans | $ 2,370,889 | $ 2,348,159 | $ 2,344,677 | $ 2,286,820 | $ 2,237,065 |
| Allowance for loan losses | (23,626) | (24,034) | (23,788) | (23,310) | (22,965) |
| Loans, net | 2,347,263 | 2,324,125 | 2,320,889 | 2,263,510 | 2,214,100 |
| Earning assets | 3,033,585 | 2,971,391 | 2,922,356 | 2,960,648 | 2,869,978 |
| Goodwill and other intangible assets | 259,406 | 259,505 | 258,606 | 258,359 | 259,080 |
| Total assets | 3,496,370 | 3,431,208 | 3,385,599 | 3,421,562 | 3,332,430 |
| Deposits | 2,513,182 | 2,483,519 | 2,406,551 | 2,373,865 | 2,294,367 |
| Long-term debt | 315,079 | 336,954 | 363,816 | 443,275 | 430,719 |
| Subordinated debt | 51,548 | 51,548 | 51,548 | 51,548 | 30,928 |
| Total shareholder's equity | 486,161 | 479,584 | 465,760 | 475,587 | 476,673 |
| Accumulated other comprehensive income (loss) (net of tax) | (1,806) | (2,670) | (10,107) | (4,368) | (3,779) |

# COMMUNITY BANKS, INC. & SUBSIDIARIES
## Fiscal Insight – DECEMBER 31, 2006

### CONDENSED CONSOLIDATED QUARTERLY AVERAGE STATEMENTS OF CONDITION

| (dollars in thousands) | 2006 | | | | 2005 |
|---|---|---|---|---|---|
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter |
| **Assets** | | | | | |
| Earning Assets: | | | | | |
| Loans | $ 2,353,774 | $ 2,339,352 | $ 2,312,900 | $ 2,289,979 | $ 2,202,771 |
| Federal funds sold and other | 37,059 | 29,324 | 53,872 | 34,777 | 32,510 |
| Investment securities | 610,312 | 566,772 | 577,581 | 613,891 | 630,256 |
| Total earning assets | 3,001,145 | 2,935,448 | 2,944,353 | 2,938,647 | 2,865,537 |
| | | | | | |
| Cash and due from banks | 62,318 | 62,636 | 59,461 | 59,253 | 65,271 |
| Allowance for loan losses | (24,102) | (24,385) | (23,882) | (23,172) | (22,976) |
| Goodwill and other intangible assets | 259,373 | 259,023 | 259,003 | 258,689 | 257,797 |
| Premises, equipment and other assets | 153,361 | 153,183 | 152,973 | 149,794 | 148,321 |
| | | | | | |
| Total assets | $ 3,452,095 | $ 3,385,905 | $ 3,391,908 | $ 3,383,211 | $ 3,313,950 |
| | | | | | |
| **Liabilities and equity** | | | | | |
| Interest-bearing liabilities: | | | | | |
| Deposits | | | | | |
| Savings and NOW accounts | $ 876,404 | $ 873,670 | $ 820,265 | $ 826,742 | $ 848,320 |
| Time | 1,010,249 | 984,415 | 981,371 | 900,698 | 869,096 |
| Time deposits greater than $100,000 | 267,747 | 235,264 | 228,931 | 200,821 | 186,514 |
| Short-term borrowings | 77,910 | 60,680 | 57,903 | 68,524 | 72,606 |
| Long-term debt | 318,078 | 340,162 | 405,705 | 467,010 | 447,532 |
| Subordinated debt | 51,548 | 51,548 | 51,548 | 44,674 | 30,928 |
| Total interest-bearing liabilities | 2,601,936 | 2,545,739 | 2,545,723 | 2,508,469 | 2,454,996 |
| | | | | | |
| Noninterest-bearing deposits | 342,766 | 344,708 | 350,574 | 373,637 | 358,822 |
| Other liabilities | 25,659 | 23,547 | 24,916 | 22,598 | 24,618 |
| | | | | | |
| Total liabilities | 2,970,361 | 2,913,994 | 2,921,213 | 2,904,704 | 2,838,436 |
| | | | | | |
| Stockholders' equity | 481,734 | 471,911 | 470,695 | 478,507 | 475,514 |
| | | | | | |
| Total liabilities and stockholders' equity | $ 3,452,095 | $ 3,385,905 | $ 3,391,908 | $ 3,383,211 | $ 3,313,950 |

### CHANGE IN AVERAGE BALANCES*

| | 2006 | | | | 2005 |
|---|---|---|---|---|---|
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter |
| Loans | 6.9% | 9.3% | 82.8% | 86.0% | 83.1% |
| Total assets | 4.2% | 2.1% | 66.1% | 70.6% | 69.3% |
| Deposits | 10.4% | 8.4% | 72.2% | 73.5% | 73.4% |
| Stockholders' equity | 1.3% | (1.9)% | 205.9% | 206.0% | 213.8% |

* Compares the current quarter to the comparable quarter of the prior year

# COMMUNITY BANKS, INC. & SUBSIDIARIES

## Fiscal Insight – DECEMBER 31, 2006

### CONDENSED CONSOLIDATED STATEMENTS OF INCOME

| (dollars in thousands) | 2006 | | | | | 2005 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Annual | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Annual | Fourth Quarter |
| Interest income | $ 197,634 | $ 51,364 | $ 50,443 | $ 48,938 | $ 46,889 | $ 142,293 | $ 45,242 |
| Tax equivalent adjustment | 7,802 | 1,998 | 1,916 | 1,910 | 1,978 | 7,163 | 1,922 |
| | 205,436 | 53,362 | 52,359 | 50,848 | 48,867 | 149,456 | 47,164 |
| Interest expense | 90,734 | 25,273 | 23,505 | 21,931 | 20,025 | 59,648 | 18,593 |
| Net interest income | 114,702 | 28,089 | 28,854 | 28,917 | 28,842 | 89,808 | 28,571 |
| Provision for loan losses | 2,050 | 650 | 250 | 650 | 500 | 2,300 | 600 |
| Net interest income after provision | 112,652 | 27,439 | 28,604 | 28,267 | 28,342 | 87,508 | 27,971 |
| Non-interest income | 32,063 | 8,194 | 8,279 | 7,957 | 7,633 | 23,824 | 7,120 |
| Investment security gains income | 732 | 415 | 28 | 6 | 283 | 259 | 12 |
| Mortgage banking activities income | 2,172 | 591 | 533 | 580 | 468 | 2,354 | 631 |
| Non-interest expenses | 84,885 | 22,482 | 21,172 | 20,698 | 20,533 | 66,864 | 20,180 |
| Merger, conversion and restructuring expenses | --- | --- | --- | --- | --- | 8,205 | --- |
| Income before income taxes | 62,734 | 14,157 | 16,272 | 16,112 | 16,193 | 38,876 | 15,554 |
| Income taxes | 13,901 | 2,759 | 3,798 | 3,698 | 3,646 | 6,072 | 2,671 |
| Tax equivalent adjustment | 7,802 | 1,998 | 1,916 | 1,910 | 1,978 | 7,163 | 1,922 |
| NET INCOME | $ 41,031 | $ 9,400 | $ 10,558 | $ 10,504 | $ 10,569 | $ 25,641 | $ 10,961 |
| Tax effect of security transactions | $ 256 | $ 145 | $ 10 | $ 2 | $ 99 | $ 91 | $ 4 |

# COMMUNITY BANKS, INC. & SUBSIDIARIES

## Fiscal Insight - DECEMBER 31, 2006

### ANALYSIS OF NON-INTEREST INCOME

| (dollars in thousands) | 2006 | | | | | 2005 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Annual | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Annual | Fourth Quarter |
| Investment management and trust services | $ 4,394 | $ 1,325 | $ 968 | $ 1,088 | $ 1,013 | $ 2,692 | $ 951 |
| Service charges on deposit accounts | 11,507 | 3,084 | 3,037 | 2,855 | 2,531 | 9,413 | 2,793 |
| Other service charges, commissions and fees | 7,272 | 1,852 | 1,817 | 1,903 | 1,700 | 5,452 | 1,689 |
| Insurance premium income and commissions | 4,120 | 1,022 | 1,053 | 1,117 | 928 | 3,350 | 743 |
| Earnings on investment in life insurance | 2,725 | 715 | 679 | 675 | 656 | 2,063 | 650 |
| Other income | 2,045 | 196 | 725 | 319 | 805 | 854 | 294 |
| Total non-interest income | $ 32,063 | $ 8,194 | $ 8,279 | $ 7,957 | $ 7,633 | $ 23,824 | $ 7,120 |

### ANALYSIS OF NON-INTEREST EXPENSES

| (dollars in thousands) | 2006 | | | | | 2005 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Annual | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Annual | Fourth Quarter |
| Salaries and employee benefits | $ 46,434 | $ 12,154 | $ 11,611 | $ 11,251 | $ 11,418 | $ 36,998 | $ 10,461 |
| Net occupancy and equipment expense | 14,117 | 3,767 | 3,452 | 3,386 | 3,512 | 11,355 | 3,567 |
| Marketing expense | 1,752 | 558 | 354 | 265 | 575 | 2,036 | 597 |
| Telecommunications expense | 2,243 | 584 | 542 | 566 | 551 | 1,359 | 489 |
| Amortization of intangibles | 2,639 | 624 | 659 | 702 | 654 | 1,424 | 696 |
| Other operating expenses | 17,700 | 4,795 | 4,554 | 4,528 | 3,823 | 13,692 | 4,370 |
| Total non-interest expenses | $ 84,885 | $ 22,482 | $ 21,172 | $ 20,698 | $ 20,533 | $ 66,864 | $ 20,180 |

# COMMUNITY BANKS, INC. & SUBSIDIARIES

## Fiscal Insight – DECEMBER 31, 2006

### RISK ELEMENTS ANALYSIS

| (dollars in thousands) | 2006 | | | | 2005 |
| --- | --- | --- | --- | --- | --- |
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter |
| Non-performing assets: | | | | | |
| Non-accrual loans | $ 10,662 | $ 11,626 | $ 11,492 | $ 10,102 | $ 9,060 |
| Loans renegotiated with borrowers | --- | --- | 108 | 110 | --- |
| Foreclosed real estate | 37 | 52 | 108 | 1,728 | 1,447 |
| Total non-performing assets | 10,699 | 11,678 | 11,708 | 11,940 | 10,507 |
| Accruing loans 90 days or more past due | 659 | 685 | 621 | 29 | 22 |
| Total risk elements | $ 11,358 | $ 12,363 | $ 12,329 | $ 11,969 | $ 10,529 |
| Non-performing assets to period-end loans | 0.45% | 0.50% | 0.50% | 0.52% | 0.47% |
| 90 day past due loans to period-end loans | 0.03% | 0.03% | 0.03% | 0.00% | 0.00% |
| Total risk elements to period-end loans | 0.48% | 0.53% | 0.53% | 0.52% | 0.47% |

# COMMUNITY BANKS, INC. & SUBSIDIARIES

## Fiscal Insight - DECEMBER 31, 2006

### ALLOWANCE FOR LOAN LOSSES

| (dollars in thousands) | 2006 | | | | 2005 |
| --- | --- | --- | --- | --- | --- |
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter |
| Balance at beginning of period | $ 24,034 | $ 23,788 | $ 23,310 | $ 22,965 | $ 22,773 |
| Loans charged off | (1,136) | (499) | (342) | (313) | (1,153) |
| Recoveries | 78 | 495 | 170 | 158 | 745 |
| Net loans charged off | (1,058) | (4) | (172) | (155) | (408) |
| Provision for loan losses | 650 | 250 | 650 | 500 | 600 |
| Balance at end of period | $ 23,626 | $ 24,034 | $ 23,788 | $ 23,310 | $ 22,965 |
| Net loans charged-off to average loans* | 0.18% | 0.00% | 0.03% | 0.03% | 0.07% |
| Provision for loan losses to average loans* | 0.11% | 0.04% | 0.11% | 0.09% | 0.11% |
| Allowance for loan losses to loans | 1.00% | 1.02% | 1.01% | 1.02% | 1.03% |

*Annualized

# COMMUNITY BANKS, INC. & SUBSIDIARIES

## Fiscal Insight - DECEMBER 31, 2006

### OTHER RATIOS

|  | 2006 | | | | 2005 |
|---|---|---|---|---|---|
|  | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter |
| Investment portfolio – fair value to amortized cost | 100.0% | 99.9% | 97.9% | 99.4% | 99.6% |
| Dividend payout ratio | 50.0% | 44.4% | 45.1% | 43.0% | 41.8% |
| Net loans to deposits ratio, average | 93.3% | 95.0% | 96.1% | 98.3% | 96.2% |

### MARKET PRICE AND DIVIDENDS DECLARED *

| Year / Quarter | Closing Bid Price Range | | Dividends Declared |
|---|---|---|---|
|  | High | Low |  |
| **2006** | | | |
| First | $ 27.85 | $ 25.67 | $ 0.1905 |
| Second | $ 27.39 | $ 24.38 | $ 0.2000 |
| Third | $ 27.29 | $ 24.58 | $ 0.2000 |
| Fourth | $ 28.48 | $ 25.74 | $ 0.2000 |
|  | | | $ 0.7905 |
| **2005** | | | |
| First | $ 27.15 | $ 22.57 | $ 0.1619 |
| Second | $ 25.24 | $ 21.94 | $ 0.1810 |
| Third | $ 27.48 | $ 25.39 | $ 0.1810 |
| Fourth | $ 28.42 | $ 23.90 | $ 0.1905 |
|  | | | $ 0.7144 |
| **2004** | | | |
| First | $ 32.88 | $ 27.06 | $ 0.1542 |
| Second | $ 30.08 | $ 25.73 | $ 0.1619 |
| Third | $ 28.31 | $ 24.14 | $ 0.1619 |
| Fourth | $ 29.97 | $ 27.40 | $ 0.1619 |
|  | | | $ 0.6399 |

* Per share data reflect stock splits and dividends

# COMMUNITY BANKS, INC. & SUBSIDIARIES
## Fiscal Insight - DECEMBER 31, 2006

### NET INTEREST MARGIN  -  YEAR-TO-DATE

| (dollars in thousands) | December 31, 2006 | | | December 31, 2005 | | |
|---|---|---|---|---|---|---|
| | Average Balance | FTE Interest Income/ Expense | Average Rate Earned/Paid | Average Balance | FTE Interest Income/ Expense | Average Rate Earned/Paid |
| Federal funds sold and interest-bearing deposits in banks | $ 38,765 | $ 1,904 | 4.91% | $ 58,973 | $ 1,898 | 3.22% |
| Investment securities | 592,060 | 35,483 | 5.99% | 614,922 | 34,418 | 5.60% |
| Loans - commercial | 830,141 | 64,405 | 7.76% | 592,556 | 39,872 | 6.73% |
| - commercial real estate | 820,181 | 57,435 | 7.00% | 562,852 | 36,914 | 6.56% |
| - residential real estate | 151,329 | 9,288 | 6.14% | 128,120 | 8,027 | 6.27% |
| - consumer | 522,567 | 36,921 | 7.07% | 431,008 | 28,327 | 6.57% |
| Total earning assets | $ 2,955,043 | $ 205,436 | 6.95% | $ 2,388,431 | $ 149,456 | 6.26% |
| Deposits - savings and NOW accounts | $ 849,473 | $ 17,624 | 2.07% | $ 683,316 | $ 9,504 | 1.39% |
| - time | 1,202,905 | 49,026 | 4.08% | 852,596 | 26,927 | 3.16% |
| Short-term borrowings | 66,264 | 3,021 | 4.56% | 49,494 | 1,479 | 2.99% |
| Long-term debt | 382,214 | 17,380 | 4.55% | 443,509 | 19,700 | 4.44% |
| Subordinated debt | 49,853 | 3,683 | 7.39% | 30,928 | 2,038 | 6.59% |
| Total interest-bearing liabilities | $ 2,550,709 | $ 90,734 | 3.56% | $ 2,059,843 | $ 59,648 | 2.90% |
| Interest income to earning assets | | | 6.95% | | | 6.26% |
| Interest expense to paying liabilities | | | 3.56% | | | 2.90% |
| Interest spread | | | 3.39% | | | 3.36% |
| Impact of noninterest funds | | | 0.49% | | | 0.40% |
| Net interest margin | | $ 114,702 | 3.88% | | $ 89,808 | 3.76% |

# COMMUNITY BANKS, INC. & SUBSIDIARIES
## Fiscal Insight – DECEMBER 31, 2006

### NET INTEREST MARGIN  -  QUARTER-TO-DATE

| (dollars in thousands) | December 31, 2006 | | | December 31, 2005 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Average Balance | FTE Interest Income/ Expense | Average Rate Earned/Paid | Average Balance | FTE Interest Income/ Expense | Average Rate Earned/Paid |
| Federal funds sold and interest-bearing deposits in banks | $ 37,059 | $ 477 | 5.11% | $ 33,057 | $ 307 | 3.68% |
| Investment securities | 610,312 | 9,405 | 6.11% | 630,256 | 9,068 | 5.71% |
| Loans - commercial | 840,982 | 16,555 | 7.81% | 766,532 | 13,763 | 7.12% |
| - commercial real estate | 822,007 | 14,694 | 7.09% | 779,459 | 13,299 | 6.77% |
| - residential real estate | 150,132 | 2,355 | 6.22% | 154,716 | 2,325 | 5.96% |
| - consumer | 540,653 | 9,876 | 7.25% | 501,517 | 8,402 | 6.65% |
| Total earning assets | $ 3,001,145 | $ 53,362 | 7.05% | $ 2,865,537 | $ 47,164 | 6.53% |
| Deposits - savings and NOW accounts | $ 876,404 | $ 5,260 | 2.38% | $ 848,320 | $ 3,423 | 1.60% |
| - time | 1,277,996 | 14,326 | 4.45% | 1,055,610 | 9,054 | 3.40% |
| Short-term borrowings | 77,910 | 941 | 4.79% | 72,606 | 670 | 3.66% |
| Long-term debt | 318,078 | 3,769 | 4.70% | 447,532 | 4,889 | 4.33% |
| Subordinated debt | 51,548 | 977 | 7.52% | 30,928 | 557 | 7.15% |
| Total interest-bearing liabilities | $ 2,601,936 | $ 25,273 | 3.85% | $ 2,454,996 | $ 18,593 | 3.00% |
| Interest income to earning assets | | | 7.05% | | | 6.53% |
| Interest expense to paying liabilities | | | 3.85% | | | 3.00% |
| Interest spread | | | 3.20% | | | 3.53% |
| Impact of noninterest funds | | | 0.51% | | | 0.43% |
| Net interest margin | | $ 28,089 | 3.71% | | $ 28,571 | 3.96% |

16

# COMMUNITY BANKS, INC. & SUBSIDIARIES
## Fiscal Insight – DECEMBER 31, 2006

### NET INTEREST MARGIN  -  QUARTER-TO-DATE

| (dollars in thousands) | December 31, 2006 | | | September 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Average Balance | FTE Interest Income/ Expense | Average Rate Earned/Paid | Average Balance | FTE Interest Income/ Expense | Average Rate Earned/Paid |
| Federal funds sold and interest-bearing deposits in banks | $ 37,059 | $ 477 | 5.11% | $ 29,324 | $ 390 | 5.28% |
| Investment securities | 610,312 | 9,405 | 6.11% | 566,772 | 8,556 | 5.99% |
| Loans - commercial | 840,982 | 16,555 | 7.81% | 831,950 | 16,687 | 7.96% |
|     - commercial real estate | 822,007 | 14,694 | 7.09% | 831,288 | 14,810 | 7.07% |
|     - residential real estate | 150,132 | 2,355 | 6.22% | 150,926 | 2,364 | 6.21% |
|     - consumer | 540,653 | 9,876 | 7.25% | 525,188 | 9,552 | 7.22% |
| Total earning assets | $ 3,001,145 | $ 53,362 | 7.05% | $ 2,935,448 | $ 52,359 | 7.08% |
| Deposits - savings and NOW accounts | $ 876,404 | $ 5,260 | 2.38% | $ 873,670 | $ 4,969 | 2.26% |
|     - time | 1,277,996 | 14,326 | 4.45% | 1,219,679 | 12,889 | 4.19% |
| Short-term borrowings | 77,910 | 941 | 4.79% | 60,680 | 739 | 4.83% |
| Long-term debt | 318,078 | 3,769 | 4.70% | 340,162 | 3,936 | 4.59% |
| Subordinated debt | 51,548 | 977 | 7.52% | 51,548 | 972 | 7.48% |
| Total interest-bearing liabilities | $ 2,601,936 | $ 25,273 | 3.85% | $ 2,545,739 | $ 23,505 | 3.66% |
| Interest income to earning assets | | | 7.05% | | | 7.08% |
| Interest expense to paying liabilities | | | 3.85% | | | 3.66% |
| Interest spread | | | 3.20% | | | 3.42% |
| Impact of noninterest funds | | | 0.51% | | | 0.48% |
| Net interest margin | | $ 28,089 | 3.71% | | $ 28,854 | 3.90% |

# COMMUNITY BANKS, INC. & SUBSIDIARIES

## Fiscal Insight - DECEMBER 31, 2006

### PERIOD-END LOAN PORTFOLIO ANALYSIS

| (dollars in thousands) | 2006 | | | | 2005 |
|---|---|---|---|---|---|
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter |
| **Commercial:** | | | | | |
| Commercial | $ 763,800 | $ 757,714 | $ 763,637 | $ 747,954 | $ 723,248 |
| Obligations of political subdivisions | 101,555 | 79,028 | 76,408 | 75,449 | 59,698 |
| Total commercial | 865,355 | 836,742 | 840,045 | 823,403 | 782,946 |
| **Commercial real estate:** | | | | | |
| Commercial mortgages | $ 815,028 | $ 820,619 | $ 834,345 | $ 805,120 | $ 793,969 |
| **Residential real estate:** | | | | | |
| Residential mortgages | $ 141,826 | $ 144,047 | $ 144,590 | $ 146,360 | $ 149,525 |
| Construction | 7,290 | 6,918 | 5,770 | 5,136 | 4,532 |
| Total residential real estate | 149,116 | 150,965 | 150,360 | 151,496 | 154,057 |
| **Consumer:** | | | | | |
| Home equity loans | $ 322,712 | $ 308,173 | $ 282,777 | $ 262,835 | $ 252,080 |
| Home equity lines of credit | 92,163 | 96,608 | 103,216 | 105,933 | 113,133 |
| Indirect consumer loans | 65,699 | 66,126 | 67,786 | 66,344 | 63,644 |
| Other consumer loans | 60,816 | 68,926 | 66,148 | 71,689 | 77,236 |
| Total consumer | 541,390 | 539,833 | 519,927 | 506,801 | 506,093 |
| Total loans | $ 2,370,889 | $ 2,348,159 | $ 2,344,677 | $ 2,286,820 | $ 2,237,065 |

# COMMUNITY BANKS, INC. & SUBSIDIARIES

## Fiscal Insight – DECEMBER 31, 2006

***Reconciliation of GAAP to Non-GAAP Measures:***

| (in millions, except per share data) | 2006 Annual | 2006 Fourth Quarter | 2006 Third Quarter | 2006 Second Quarter | 2006 First Quarter | 2005 Annual | 2005 Fourth Quarter |
|---|---|---|---|---|---|---|---|
| **Income statement data:** | | | | | | | |
| **Net income** | | | | | | | |
| Net income | $ 41.0 | $ 9.4 | $ 10.5 | $ 10.5 | $ 10.6 | $ 25.6 | $ 10.9 |
| Amortization of core deposit and other intangible assets [1] | 1.7 | 0.4 | 0.4 | 0.5 | 0.4 | 1.2 | 0.6 |
| Merger, conversion and restructuring expenses [1] | --- | --- | --- | --- | --- | 5.3 | --- |
| **Net operating (tangible) income** | **$ 42.7** | **$ 9.8** | **$ 10.9** | **$ 11.0** | **$ 11.0** | **$ 32.1** | **$ 11.5** |
| **Earnings per share** | | | | | | | |
| Diluted earnings per common share | $ 1.72 | $ 0.40 | $ 0.45 | $ 0.44 | $ 0.44 | $ 1.35 | $ 0.45 |
| Amortization of core deposit and other intangible assets [1] | 0.07 | 0.01 | 0.01 | 0.02 | 0.01 | 0.06 | 0.02 |
| Merger, conversion and restructuring expenses [1] | --- | --- | --- | --- | --- | 0.28 | --- |
| **Diluted operating (tangible) earnings per share** | **$ 1.79** | **$ 0.41** | **$ 0.46** | **$ 0.46** | **$ 0.45** | **$ 1.69** | **$ 0.47** |
| **Balance sheet data:** | | | | | | | |
| **Average assets** | | | | | | | |
| Average assets | $ 3,403 | $ 3,452 | $ 3,386 | $ 3,392 | $ 3,383 | $ 2,669 | $ 3,314 |
| Goodwill | (246) | (246) | (246) | (246) | (244) | (124) | (243) |
| Core deposit and other intangible assets | (13) | (13) | (13) | (13) | (14) | (8) | (15) |
| Average tangible assets | $ 3,144 | $ 3,193 | $ 3,127 | $ 3,133 | $ 3,125 | $ 2,537 | $ 3,056 |
| **Operating return on average tangible assets** | **1.36%** | **1.22%** | **1.39%** | **1.40%** | **1.43%** | **1.27%** | **1.50%** |
| **Average equity** | | | | | | | |
| Average equity | $ 476 | $ 482 | $ 472 | $ 471 | $ 479 | $ 319 | $ 476 |
| Goodwill | (246) | (246) | (246) | (246) | (245) | (124) | (243) |
| Core deposit and other intangible assets | (13) | (13) | (13) | (13) | (14) | (8) | (15) |
| Deferred taxes | 1 | 1 | 2 | 2 | 2 | 1 | 1 |
| Average tangible equity | $ 218 | $ 224 | $ 215 | $ 214 | $ 222 | $ 188 | $ 219 |
| **Operating return on average tangible equity** | **19.57%** | **17.37%** | **20.31%** | **20.59%** | **20.12%** | **17.09%** | **20.83%** |
| **At end of quarter:** | | | | | | | |
| **Total assets** | | | | | | | |
| Total assets | $ 3,496 | $ 3,496 | $ 3,431 | $ 3,386 | $ 3,422 | $ 3,332 | $ 3,332 |
| Goodwill | (246) | (246) | (246) | (245) | (245) | (245) | (245) |
| Core deposit and other intangible assets | (13) | (13) | (13) | (14) | (14) | (14) | (14) |
| Total tangible assets | $ 3,237 | $ 3,237 | $ 3,172 | $ 3,127 | $ 3,163 | $ 3,073 | $ 3,073 |
| **Total equity** | | | | | | | |
| Total equity | $ 486 | $ 486 | $ 480 | $ 466 | $ 476 | $ 477 | $ 477 |
| Goodwill | (246) | (246) | (246) | (245) | (245) | (245) | (245) |
| Core deposit and other intangible assets | (13) | (13) | (14) | (14) | (14) | (14) | (14) |
| Deferred taxes | 1 | 1 | 2 | 2 | 2 | 1 | 1 |
| Total tangible equity | $ 228 | $ 228 | $ 222 | $ 209 | $ 219 | $ 219 | $ 219 |
| **Tangible book value at end of period** | **$ 9.71** | **$ 9.71** | **$ 9.45** | **$ 8.91** | **$ 9.19** | **$ 9.12** | **$ 9.12** |
| **Tangible equity to assets** | **7.05%** | **7.05%** | **6.99%** | **6.68%** | **6.93%** | **7.14%** | **7.14%** |

[1] Net of related tax effect